SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)

                        SLH Corporation
                        (Name of Issuer)

                    Common Stock, $.01 par value
                   (Title of class of securities)

                           783988108
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                       February 2, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  783988108                                      Page 2 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            370,372

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          370,372
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     370,372

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.51%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No.  783988108                                       Page 3 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,003

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,003
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,003

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .06%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 4 of 6 Pages

      This Amendment No. 7 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the Common Stock, $0.01 par value ("Common Stock"), of SLH Corporation, a Kansas corporation (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II") both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Gotham and Gotham II are hereinafter referred to as the "Reporting Persons".

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate sale price of the Common Stock sold by Gotham was $2,731,713 and the aggregate sale price of the Common Stock sold by Gotham II was $25,695.

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 370,372 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 7.51% of the outstanding Common Stock of the Company. Gotham II owns 3,003 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .06% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 4,933,554 outstanding shares of Common Stock of the Company as of November 4, 1997 as reported in the Company's Form 10-Q for the quarter ended September 30, 1997.

       (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it.

                                                           Page 5 of 6 Pages

     (c) The tables below set forth information with respect to sales of Common Stock by Gotham and Gotham II since December 20, 1997. In each case, the transactions took place in the over-the-counter market.


Gotham


                              Shares of Common Stock
Date                            	 Sold 			Price per Share

12/22/97					 1,680			     $60.750
12/23/97					 1,682			     $57.75
12/26/97					10,390                       $51.4385
01/13/98 					 1,487                       $56.6667
01/15/98					   991                       $57.25
01/16/98					 2,775                       $56.7589
01/20/98					 3,965                       $57.4668
01/21/98					   991			     $56.9375
01/22/98					   991			     $57.50
01/26/98					   991			     $56.50
01/27/98					 2,974			     $56.0813
01/29/98					16,850			     $56.0200
02/02/98					 3,469			     $56.2301

Gotham II



12/22/97					    20			     $60.750
12/23/97					    18			     $57.75
12/26/97					   110                       $51.4385
01/13/98 					    13                       $56.6667
01/15/98					     9                       $57.25
01/16/98					    25                       $56.7589
01/20/98					    35                       $57.4668
01/21/98					     9			     $56.9375
01/22/98					     9			     $57.50
01/26/98					     9			     $56.50
01/27/98					    26			     $56.0813
01/29/98					   150			     $56.0200
02/02/98					    31			     $56.2301

                                                       Page 6 of 6 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 3, 1998

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President